                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Blockbuster, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 15, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1     NAME OF REPORTING PERSON
            High River Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            Class A 2,141,820; Class B 987,026

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            Class A 2,141,820; Class B 987,026

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Class A 2,141,820; Class B 987,026

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Class A 1.84%; Class B 1.37%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

      NAME OF REPORTING PERSON
            Hopper Investments LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            Class A 2,141,820; Class B 987,026

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            Class A 2,141,820; Class B 987,026

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Class A 2,141,820; Class B 987,026

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Class A 1.84%; Class B 1.37%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

      NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  0

8     SHARED VOTING POWER
                  Class A 2,141,820; Class B  987,026

9     SOLE DISPOSITIVE POWER
                  0

10    SHARED DISPOSITIVE POWER
                  Class A 2,141,820; Class B  987,026

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 2,141,820; Class B  987,026

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          Class A 1.84%; Class B 1.37%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

      NAME OF REPORTING PERSON
            Icahn Partners Master Fund L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
                  Class A 3,759,709; Class B 1,675,538

8     SHARED VOTING POWER
                  0

9     SOLE DISPOSITIVE POWER
                  Class A 3,759,709; Class B 1,675,538

10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class A 3,759,709; Class B 1,675,538

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          Class A 3.22%; Class B 2.33%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           Class A 3,759,709; Class B 1,675,538

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           Class A 3,759,709; Class B 1,675,538

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 3,759,709; Class B 1,675,538

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 3.22%; Class B 2.33%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           Class A 3,759,709; Class B 1,675,538

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           Class A 3,759,709; Class B 1,675,538

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 3,759,709; Class B 1,675,538

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 3.22%; Class B 2.33%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           Class A 4,807,571; Class B 2,272,567

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           Class A 4,807,571; Class B 2,272,567

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 4,807,571; Class B 2,272,567

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 4.12%; Class B 3.16%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           Class A 4,807,571; Class B 2,272,567

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           Class A 4,807,571; Class B 2,272,567

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 4,807,571; Class B 2,272,567

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 4.12%; Class B 3.16%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

         NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           Class A 4,807,571; Class B 2,272,567

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           Class A 4,807,571; Class B 2,272,567

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 4,807,571; Class B 2,272,567

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 4.12%; Class B 3.16%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           Class A 10,709,100; Class B 4,935,131

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           Class A 10,709,100; Class B 4,935,131


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Class A 10,709,100; Class B 4,935,131


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Class A 9.18%; Class B 6.85%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

      This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on December 14, 2004. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended to add the following:

      As of the close of business on February 17, 2005, the aggregate purchase price of the 10,709,100 Class A Shares and 4,935,131 Class B Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $94,304,142.33 (including commissions) and $41,251,847.66 (including commissions), respectively. The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

      (a) As of the close of business on February 17, 2005, Registrants may be deemed to beneficially own, in the aggregate, 10,709,100 Class A Shares and 4,935,131 Class B Shares, representing approximately 9.18% of the Issuer's outstanding Class A Shares and approximately 6.85% of the Issuer's outstanding Class B Shares (based upon the 116,693,634 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of January 9, 2005 by the Issuer in the Issuer's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 2, 2005).

      (b) High River has sole voting power and sole dispositive power with regard to 2,141,820 Class A Shares and 987,026 Class B Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,759,709 Class A Shares and 1,675,538 Class B Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,807,571 Class A Shares and 2,272,567 Class B Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

      (c) The following tables set forth all transactions with respect to Class A Shares and Class B Shares, respectively, effected during the past sixty (60) days by any of the Registrants and not previously reported, inclusive of the transactions effected through the close of business on February 17, 2005. All such transactions were effected in the open market, and the tables include commissions paid in per share prices.

                                      No. of Class A
                                      Shares             Price
Name                Date              Purchased          Per Class A Share
----                ----              --------------     -----------------
High River          12/14/04          62,720             9.0418
High River          2/14/05           70,000             9.2926
High River          2/15/05           130,000            9.4088
High River          2/17/05           613,000            9.1570
Icahn Master        12/14/04          102,861            9.0418
Icahn Master        2/14/05           142,800            9.2926
Icahn Master        2/15/05           265,200            9.4088
Icahn Master        2/17/05           1,250,520          9.1570
Icahn Partners      12/14/04          148,019            9.0418
Icahn Partners      2/14/05           137,200            9.2926
Icahn Partners      2/15/05           254,800            9.4088
Icahn Partners      2/17/05           1,201,480          9.1570



                                      No. of Class B
                                      Shares             Price
Name                Date              Purchased          Per Class B Share
----                ----              --------------     -----------------
High River          12/14/04          12,940             8.4686
High River          2/14/05           30,000             8.8980
High River          2/15/05           30,080             8.9643
High River          2/16/05           53,000             8.8592
High River          2/17/05           131,626            8.8063
Icahn Master        12/14/04          21,222             8.4686
Icahn Master        2/14/05           61,200             8.8980
Icahn Master        2/15/05           61,363             8.9643
Icahn Master        2/16/05           108,120            8.8592
Icahn Master        2/17/05           268,518            8.8063
Icahn Partners      12/14/04          30,538             8.4686
Icahn Partners      2/14/05           58,800             8.8980
Icahn Partners      2/15/05           58,957             8.9643
Icahn Partners      2/16/05           103,880            8.8592
Icahn Partners      2/17/05           257,987            8.8063

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


                  By:      /s/ Edward E. Mattner
                           ---------------------
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member

         By:      /s/ Edward E. Mattner
                  ---------------------
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


      [Signature Page of Amendment #1 to Schedule 13D - Blockbuster, Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
                  ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


      [Signature Page of Amendment #1 to Schedule 13D - Blockbuster, Inc.]